UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                      .

Commission file numbers 1-13796.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gray Television, Inc. Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gray Television, Inc.

4370 Peachtree Rd. NE

Atlanta, Georgia 30319

GRAY TELEVISION, INC. CAPITAL ACCUMULATION PLAN

FORM 11-K

REQUIRED INFORMATION

(a)

Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the supplemental schedule thereto of the Gray Television, Inc. Capital Accumulation Plan for the fiscal year ended December 31, 2021, required by Form 11-K, together with the report thereon of RSM US LLP, independent registered public accounting firm, dated June 28, 2022, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Exhibit. Consent of RSM US LLP, independent registered public accounting firm, dated June 28, 2022, being filed as an exhibit to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gray Television, Inc. Capital Accumulation Plan

Date: June 28, 2022	By:	/s/ James C. Ryan
James C. Ryan
Gray Television, Inc. Executive Vice President,
Chief Financial Officer and Member of Employee Benefits Committee for the Gray Television, Inc. Capital Accumulation Plan

GRAY TELEVISION, INC. CAPITAL ACCUMULATION PLAN

FORM 11-K

EXHIBIT INDEX

Exhibit Number	Exhibit	Page Number

23.1	Consent of RSM US LLP	12

Gray Television, Inc. Capital Accumulation Plan

Financial Statements and Supplemental Schedule

December  31, 2021

Index

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11

EX-23.1 CONSENT OF RSM US LLP	12

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee, as Plan Administrator, and Plan Participants of the Gray Television, Inc. Capital Accumulation Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Gray Television, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan’s auditor since 2004.

Atlanta, Georgia

June 28, 2022

Gray Television, Inc. Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

	2021	2020
Assets
Investments at fair value:
Mutual funds	$415,337,479	$336,269,636
Stable value fund	25,934,028	23,937,710
Self-directed brokerage accounts	5,750,956	5,055,474
Gray Television, Inc. Common Stock Fund - Class A	2,976,642	2,369,770
Gray Television, Inc. Common Stock Fund	32,745,957	24,378,843

Total investments	482,745,062	392,011,433

Receivables:
Employee contributions	1,034,230	542,923
Employer contributions	8,118,122	8,208,817
Notes receivable from participants	5,700,091	4,575,026

Total receivables	14,852,443	13,326,766

Net assets available for benefits	$497,597,505	$405,338,199

See accompanying notes.

Gray Television, Inc. Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

Additions:
Investment income:
Net appreciation in fair value of investments	$36,392,182
Interest and dividends	21,278,524

Total investment income	57,670,706

Interest income on notes receivable from participants	240,488

Contributions:
Participant	30,400,598
Rollover	21,482,339
Employer - discretionary	7,161,407
Employer - matching	13,428,186

Total contributions	72,472,530

Total additions	130,383,724

Deductions:
Benefits paid to participants	37,360,386
Administrative expenses	764,032

Total deductions	38,124,418

Net increase in net assets available for benefits	92,259,306
Net assets available for benefits, beginning of year	405,338,199

Net assets available for benefits, end of year	$497,597,505

See accompanying notes.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc. (the “Company” or the “Employer”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of the Company and its subsidiaries. An employee is eligible to participate in the Plan beginning the first of the month following or coinciding with the date that he has completed 500 hours of service during his initial six months of employment. If an employee does not complete 500 hours of service during his initial six months of employment, then he is eligible to participate beginning the first of the month following or coinciding with the date he has completed one year of service. For acquired stations, the Company will determine eligibility for participation based on information in the buy/sell agreement. If no information is provided, the Company will honor previous service to determine eligibility into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the Plan’s sponsor. The Employee Benefits Committee is the Plan Administrator. Reliance Trust Company (“Reliance”) is the Plan’s trustee. Empower Retirement (“Empower”), a subsidiary of Orchard Trust Company, serves as the Plan’s custodian and recordkeeper. In 2021, the Company acquired the outstanding shares of Quincy Media, Inc. This transaction increased the number of employees eligible to participate in the Plan and, therefore, the assets of the Plan. The closing of Quincy Media, Inc. was officially completed on August 2nd, 2021. Approximately $17,759,687 of assets rolled into the Gray Television, Inc. Capital Accumulation Plan as part of this transaction.

Contributions

The Plan was amended and restated as of December 1, 2020, to add Roth and after-tax contribution features, to allow for in-Plan Roth conversions, and make certain other clarifying changes. The Plan allows participants to make contributions up to 100% of their compensation as before-tax contributions, and beginning December 1, 2020 as Roth and/or after-tax contributions. If no deferral election is made, the participant shall be automatically enrolled in the Plan and will be deemed to have authorized the Company to defer 3% of the participant’s compensation to the Plan on a before-tax basis. Contribution percentages auto escalate by 1% each year if a participant does not change the contribution percentage from the default percentage. Employees may elect to opt out from being automatically enrolled in the Plan. Participants may change their deferral percentages daily. Participants who have attained age 50 before the end of the Plan year are eligible to make before-tax catch-up contributions, which may also be made as Roth contributions beginning December 1, 2020. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participants’ contributions and catch-up contributions for employees 50 and older on a before-tax and/or Roth basis are limited by the Internal Revenue Code Section 402(g)(1) to $19,500 and $6,500, respectively, in 2021. In addition, total annual additions to a participant’s account shall not exceed the lesser of $58,000 or 100% of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.

The Employer shall contribute to the Plan a Qualified Automatic Contribution Arrangement (QACA) matching contribution. Under this arrangement, the Plan must offer a schedule of minimum default percentages that start at 3%, which must increase each year to at least 6%. The QACA matching contribution is equal to a percentage of the eligible contributions of Plan participants not to exceed 3.5% of eligible compensation as defined in the Plan document. The QACA matching contribution is 100% of the first 1% of eligible compensation, plus an additional 50% of the next 5% of eligible compensation. A true-up matching contribution is made for participants who reached the contribution limit within the plan year. True-up matching contributions are issued after the end of the plan year but no later than September 15th of the following plan year.

The Employer may also elect to make a discretionary profit sharing contribution, as determined by a declaration of its Board of Directors, to each active participant’s account based on such participant’s years of service and eligible compensation during the year. For the year ended December 31, 2021, the Employer made a discretionary profit sharing contribution of $7,161,407 in the form of Employer stock, which was recorded as Employer contributions receivable as of December 31, 2021, and was remitted to the Plan in March 2022. Plan participants who have satisfied the applicable eligibility requirements and are employed by the Company as of December 31 of the plan year are eligible to receive such contribution.

Investment Options

Participants may direct their contributions, Employer contributions, and any related earnings into investment options sponsored by the Plan. The Plan currently offers twenty eight mutual funds, one stable value fund, a self-directed brokerage account, and Employer common stock as investment options for participants. Participants may change their investment elections daily by phone or via the internet.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s QACA matching and discretionary profit sharing contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined in the Plan. The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer QACA matching contributions are 100% vested after 2 years. Discretionary profit sharing contributions are 100% vested after 3 years. Forfeitures may be used to reduce future Employer contributions, fund Qualified Non-Elective Employer Contributions (“QNECs”), and/or pay Plan administrative expenses. As of December 31, 2021 and 2020, the Company had $380,696 and $255,242 respectively, of forfeitures available for use.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a rollover to another retirement plan. In the event that the participant’s account balance is less than $1,000, the Plan Administrator may make a single payment without the election or request of the participant. If a participant’s vested account balance exceeds $1,000 but does not exceed $5,000, the Plan Administrator may make a direct rollover to an individual retirement account (IRA) if the participant does not make an election within a designated time period.

Notes Receivable From Participants

Participants may borrow from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of (a) $50,000 minus the highest outstanding loan balance in the one-year period prior to the loan request or (b) the greater of one-half of a participant’s vested account balance and $10,000, with a minimum loan amount of $1,000. A participant may not have more than one loan outstanding at a time. Loans are repayable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a principal residence loan in which case the repayment period may be longer. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant notes as of December 31, 2021 and 2020 ranged from 3.25% to 7.50%.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed and provided for expanded access to retirement plan accounts for distributions and loans through December 31, 2020: (1) participants could have request a distribution of up to $100,000 (or 100% of the participant’s vested balance) without penalties and (2) participants had the option to suspend existing loan repayments for up to one year. On December 27, 2020, the Consolidated Appropriations Act was signed which continued or expanded certain provisions of the CARES Act and provides that relief sought for qualified disaster distributions could be made through June 24, 2021.

2. Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP) and are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for benefits during the reported period. Actual results could differ from these estimates.

Payments of Benefits

Benefits are recorded when paid.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Administration Committee determines the Plan’s valuation policies utilizing information provided by the investment custodians and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and losses on sales of investments are determined on the basis of average cost. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.

The number of shares of Gray Television, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.

Contributions

Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provisions of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis and are recorded in the year in which the participants’ related compensation was earned. All participant and Employer contributions are participant-directed. Participant contributions in excess of amounts allowed by regulation are recorded as a liability with a corresponding reduction of contributions in the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan payments, participant loans in default are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the Employer and not covered by Plan forfeitures are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Certain investment advisory fees are paid by the Plan and included in net appreciation in fair value of investments of the related fund as they are paid through a revenue sharing agreement, rather than a direct payment. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.

Recent Accounting Pronouncements

There are no recently issued accounting standards that the Plan’s management believes will have a significant effect on the financial statements.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

3. Fair Value Measurements and Investments

The Plan measures certain assets and liabilities at fair value, which are classified by the FASB Codification within the fair value hierarchy as level 1, 2, or 3, on the basis of whether the measurement employs observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s own assumptions and consider information about readily available market participant assumptions.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical instruments in active markets.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar instruments in active markets;

•	Quoted prices for identical or similar instruments in markets that are not active;

•	Model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The use of different market assumptions or methodologies could have a material effect on the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used at December 31, 2021 and 2020.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Stable Value Funds: The fair values of participation units held in the collective trust are based on the net asset values per unit as reported by the fund managers and in the audited financial statements of the fund. The fund provides for daily redemptions by the Plan at reported net asset value per share for participant transactions.

Self-directed brokerage accounts: Accounts primarily consist of common stocks and mutual funds that are valued on the basis of readily determinable market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)

The following tables set forth the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2021 and 2020:

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$415,337,479	$—	$—	$415,337,479
Common stock	35,722,599	—	—	35,722,599
Self-directed brokerage accounts	5,750,956	—	—	5,750,956

Total assets at fair value	$456,811,034	$—	$—	$456,811,034

Stable value fund*				25,934,028

Total assets	$456,811,034	$—	$—	$482,745,062

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$336,269,636	$—	$—	$336,269,636
Common stock	26,748,613	—	—	26,748,613
Self-directed brokerage accounts	5,055,474	—	—	5,055,474

Total assets at fair value	$368,073,723	$—	$—	$368,073,723

Stable value fund*				23,937,710

Total assets	$368,073,723	$—	$—	$392,011,433

*

The investments in the stable value fund are measured at fair value using the net asset value per share as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amount presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts present in the Statements of Net Assets Available for Benefits.

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic condition or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer to total net assets available for benefits. For the year ended December 31, 2021 and 2020, there were no transfers between levels 1, 2 and 3.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

4. Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated October 13, 2011, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Employer has not applied for a new determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2018.

5. Transactions with Parties-In-Interest

Certain Plan investments are managed by Reliance Trust and Empower, the trustee and custodian of the Plan, respectively. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Employer, also qualify as party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of the Company may terminate or amend the Plan at any time, provided, however, that no such amendment shall make it possible for any part of the net assets or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.

7. Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits at December 31, 2021 and 2020 per these financial statements to the net assets per the Form 5500:

	2021	2020
Net assets available for benefits per the financial statements	$497,597,505	$405,338,199
Current year employee contributions receivable	(1,034,230)	(542,923)
Current year employer contributions receivable	(8,118,122)	(8,208,817)
Deemed distributions	(72,336)	(84,427)

Net assets per the Form 5500	$488,372,817	$396,502,032

The following table presents a reconciliation of investments at December 31, 2021 and 2020 per these financial statements to investments per the Form 5500:

	2021	2020
Investments per the financial statements	$482,745,062	$392,011,433
Deemed distributions	(72,336)	(84,427)
Notes receivable from participants	5,700,091	4,575,026

Investments per the Form 5500	$488,372,817	$396,502,032

The following table presents a reconciliation of the increase in net assets available for benefits for the year ended December 31, 2021 per the financial statements to net income per the Form 5500:

Increase in net assets available for benefits per the financial statements	$92,259,306
Current year deemed distributions	(72,336)
Prior year deemed distributions	84,427
Current year employee contributions receivable	(1,034,230)
Current year employer contributions receivable	(8,118,122)
Prior year employee contributions receivable	542,923
Prior year employer contributions receivable	8,208,817
Rollover notes receivable from participants	(932,697)

Net income per the Form 5500	$90,938,088

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

8. Subsequent Events

In 2021, the Company entered into an agreement to aquire outstanding shares of Meredith Corporation. Upon completion, this transaction will increase the number of employees eligible to participate in the Plan and, therefore, the assets of the Plan. The closing of Meredith Corporation occurred on December 1, 2021. Meredith Corporation employees were eligible to join Gray Television, Inc. Capital Accumulation Plan, effective January 1, 2022. Rollover assets from Meredith Corporation employees will be reported in 2022.

Gray Television, Inc. Capital Accumulation Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2021

Employer Identification Number: 58-0285030

Plan Number: 003

	Identity of Issuer, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value
		Mutual Funds:
	Alliance Bernstein	AB Large Cap Growth, 261,501 shares	**		25,700,335
	American Beacon	American Beacon Small Cap Val R6, 69,551 shares	**		1,993,323
	American Funds	American Funds Target Date 2015, 177,489 shares	**		2,325,104
	American Funds	American Funds Target Date 2020, 1,089,001 shares	**		15,594,496
	American Funds	American Funds Target Date 2025, 2,092,064 shares	**		33,828,682
	American Funds	American Funds Target Date 2030, 1,548,520 shares	**		27,672,053
	American Funds	American Funds Target Date 2035, 1,301,574 shares	**		25,536,889
	American Funds	American Funds Target Date 2040, 829,701 shares	**		17,191,414
	American Funds	American Funds Target Date 2045, 832,976 shares	**		17,775,700
	American Funds	American Funds Target Date 2050, 761,945 shares	**		16,069,429
	American Funds	American Funds Target Date 2055, 523,722 shares	**		13,925,774
	American Funds	American Funds Target Date 2060, 507,064 shares	**		9,066,309
	American Funds	American Funds Target Date 2065, 26,866 shares	**		453,226
	American Funds	American Funds American Balanced R6, 1,347,195 shares	**		45,104,089
	American Funds	American Funds Europacific R6, 334,575 shares	**		21,657,028
	Blackrock	Blackrock Mid Cap Growth Equity K, 358,868 shares	**		17,265,120
	Cohen and Steers	Cohen and Steers Real Estate Securities Z, 219,736 shares	**		4,849,566
	Fidelity	Fidelity 500 Index, 76,142 shares	**		12,587,869
	Fidelity	Fidelity Global EX US Index, 345,310 shares	**		5,279,783
	Fidelity	Fidelity Mid Cap, 431,609 shares	**		13,807,173
	Fidelity	Fidelity Total Market, 150,577 shares	**		20,144,125
	Fidelity	Fidelity US Bond, 475,981 shares	**		5,702,251
	Franklin	Franklin Small Cap Growth, R6, 266,659 shares	**		7,077,135
	JP Morgan	JP Morgan Emerging Markets Equity R6, 37,355 shares	**		1,420,598
	JP Morgan	JP Morgan Mid Cap Value R6, 101,278 shares	**		4,211,144
	JP Morgan	JP Morgan US Value R6, 170,133	**		12,280,233
	Loomis Sayles	Loomis Sayles Core Plus Bond N, 1,727,755 shares	**		23,445,642
	Vanguard	Vanguard Small Cap, 123,401 shares	**		13,372,989
*	T. Rowe Price	T. Rowe Price Stable Value Common Trust Fund, 25,553,331 shares	**		25,934,028
		Common Stock:
*	Gray Television, Inc.	Unitized Common Stock — Class A, 114,058 units	**		2,976,642
*	Gray Television, Inc.	Unitized Common Stock, 940,516 units	**		32,745,957
*	Various	Self-directed brokerage accounts	**		5,750,956
*	Various participants	Notes receivable from participants; maturity dates range through November 2042 and interest rates range from 3.25% -7.50%	**	***	5,627,755

					$488,372,817

*	Indicates a party-in-interest.
**	Cost information is not required for participant-directed information and, therefore, is not included.
***	Net of $72,336 in deemed loan distributions.